Filed pursuant to Rule 253(g)(2)

File No. 024-12445

SUPPLEMENT DATED MAY 28, 2025

TO OFFERING CIRCULAR DATED JANUARY 28, 2025

ACME ATRONOMATIC, INC.

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated January 28, 2025 of ACME ATRONOMATIC, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated January 28, 2025 is available here.

The purpose of this supplement is to confirm that the Company’s Special Annual Report for the fiscal year ended December 31, 2024 pursuant to Regulation A of the Securities Act of 1933 has been filed and can be accessed here.